                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 11-K


                                   (Mark One)

[ ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                    For the Fiscal Year Ended _______________

                                       OR

[x] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Transition Period from 6/30/02 to 12/31/02
                                              -------    --------

                         Commission File Number 1-11373
                                                -------

           Cardinal Health Profit Sharing, Retirement and Savings Plan
           -----------------------------------------------------------

                            (Full Title of the Plan)


                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

           Cardinal Health Profit Sharing, Retirement and Savings Plan


                 Financial Statements and Supplemental Schedule

       December 31, 2002 and June 30, 2002 and the six month period ended
                               December 31, 2002



                                TABLE OF CONTENTS


Report of Independent Auditors...........................................   3

Audited Financial Statements

     Statements of Net Assets Available for Benefits.....................   4

     Statement of Changes in Net Assets Available for Benefits...........   5

     Notes to Financial Statements.......................................   6

Supplemental Schedule

     Schedule of Assets (Held At End of Year)............................  11

Signature................................................................  12

Exhibits:

     Exhibit 23.01 - Consent of Independent Auditors

     Exhibit 99.01 - Certification of a Plan Committee Member and the Plan
                     Committee Chairperson, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                         Report of Independent Auditors


To the Plan Committee of
Cardinal Health Profit Sharing, Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Cardinal Health Profit Sharing, Retirement and Savings Plan as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits for the six month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and June 30, 2002, and the changes in its net assets available for benefits for the six month period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Columbus, Ohio                                       /s/ Ernst & Young LLP
May 15, 2003

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits

                                            DECEMBER 31,          JUNE 30,
                                                2002                2002
                                           --------------      --------------

Assets:
    Cash                                   $      149,603      $      450,599
    Investments, at fair value              1,101,192,111       1,093,339,112

    Receivables:
      Contributions from employer               1,474,062          43,991,170
      Contributions from participants           3,829,077           2,569,562
                                           --------------      --------------
    Total receivables                           5,303,139          46,560,732
                                           --------------      --------------

Net assets available for benefits          $1,106,644,853      $1,140,350,443
                                           ==============      ==============


See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                                                             FOR THE SIX MONTH
                                                                PERIOD ENDED
                                                                 DECEMBER 31,
                                                                     2002
                                                               ---------------
ADDITIONS:
      Contributions:
          Employer                                             $    17,230,709
          Participant                                               30,705,349
      Interest and dividend income                                   4,586,940
      Assets transferred from other qualified plans                     64,966
                                                               ---------------
          Total additions                                           52,587,964

DEDUCTIONS:
      Benefits paid directly to participants                        40,240,164
      Net depreciation in fair value of investments                 29,671,942
      Plan's interest in Master Trust net investment loss           15,860,533
      Administrative expenses                                          520,915
                                                               ---------------
          Total deductions                                          86,293,554

Net decrease                                                       (33,705,590)

Net assets available for benefits, beginning of period           1,140,350,443
                                                               ---------------

Net assets available for benefits, end of period               $ 1,106,644,853
                                                               ===============


See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 2002


1.       DESCRIPTION OF PLAN

GENERAL

The Cardinal Health Profit Sharing, Retirement and Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the Company) and certain of its subsidiaries not covered by a collective bargaining agreement who have completed one month of service, as defined. This description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Effective January 1, 2001, Cardinal Health, Inc. established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Certain of the Plan's investments are not included in the Master Trust.

Effective June 30, 2002, the Plan was amended to change the Plan year to a calendar year, with a short Plan year for the six month period of July 1, 2002 to December 31, 2002.

CONTRIBUTIONS

Participants may contribute 1% to 50% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching and profit sharing contributions are invested as directed by participants. Contributions are subject to certain limitations.

FORFEITURES

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service, as defined. Such forfeited amounts are used to reduce future Company contributions to the Plan.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

1.       DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant's vested account balance. All amounts in participant accounts are participant-directed.

VESTING

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of vesting service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

PAYMENT OF BENEFITS

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain "hardship" circumstances.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.       INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31, 2002 and June 30, 2002 are as follows:

                                         DECEMBER 31,         JUNE 30,
                                             2002               2002
                                         -------------------------------
Plan's interest in Master Trust          $517,191,744      $511,372,001
Cardinal Health, Inc. common stock        338,963,181       342,003,616
Dodge & Cox Stock Fund, mutual fund        69,756,118        73,222,530


NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002:
Net depreciation in fair value of investments as determined by quoted market prices:

     Mutual Funds                            $(18,896,351)
     Cardinal Health, Inc. common stock       (10,775,591)
                                             ------------
              Total net depreciation         $(29,671,942)
                                             ============

           Cardinal Health Profit Sharing, Retirement and Savings Plan

4.       ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily, based on quoted market prices, and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment loss presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS AS OF:


                                     DECEMBER 31,         JUNE 30,
                                         2002              2002
                                     ------------      ------------
Investments at fair value:
     Mutual funds                    $144,144,606      $149,937,923
     Common, Collective Trusts        382,873,704       370,893,945
                                     ------------      ------------
              Total investments      $527,018,310      $520,831,868
                                     ============      ============


The Plan's share of assets in the Master Trust was approximately 98% or $517,191,744 and $511,372,001 at December 31, 2002 and June 30, 2002,
respectively.

MASTER TRUST
INVESTMENT INCOME (LOSS)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002:

Dividend and interest income                                                         $  6,428,062
Net depreciation in fair value of investments as determined by quoted market prices:
     Mutual funds                                                                     (10,142,598)
     Common, Collective Trusts                                                        (12,547,922)
                                                                                     ------------
              Total investment loss                                                  $(16,262,458)
                                                                                     ============

5.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

           Cardinal Health Profit Sharing, Retirement and Savings Plan

6.       RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. common stock, which is exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.       RELATED PARTY TRANSACTIONS

The Plan held $338,963,181 and $342,003,616 of Cardinal Health, Inc. common stock as of December 31, 2002 and June 30, 2002, respectively.

9.       ASSET TRANSFERS

During 2002, assets of approximately $65,000 were transferred to the Plan from the PHR 401(k) Plan.

10.      SUBSEQUENT EVENTS

Effective January 31, 2003 and February 3, 2003, the Allegiance Retirement Plan for Union Employees of Hayward, California and Bindley Western Industries, Inc. and Subsidiaries Profit Sharing Plan were merged into the Plan, respectively. In conjunction with the mergers and in accordance with the Plan Document, investments of approximately $1.4 million and $34 million were transferred into the Plan, respectively.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                            As of December 31, 2002



                               DESCRIPTION OF INVESTMENT INCLUDING
IDENTITY OF ISSUER, BORROWER,   MATURITY DATE, RATE OF INTEREST,
  LESSOR, OR SIMILAR PARTY            MATURITY OR PAR VALUE        CURRENT VALUE
--------------------------------------------------------------------------------

COMMON STOCK
*Cardinal Health, Inc.                   5,726,697 shares          $338,963,181

MUTUAL FUNDS
Dodge & Cox Stock Fund                     792,233 shares            69,756,118
PIMCO Total Return Fund                  4,116,356 shares            43,921,514
Liberty Acorn USA Fund                   2,442,956 shares            34,885,410
* Putnam Investors Fund                  5,407,671 shares            48,182,345
* Putnam Vista Fund                      1,451,774 shares             8,986,483

LOANS
Loans to participants                      3.92 to 10.50%            39,305,316
                                                                   ------------

Total                                                              $584,000,367
                                                                   ============

*  Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan committee have duly caused this transition report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              CARDINAL HEALTH
                                              PROFIT SHARING, RETIREMENT
                                              AND SAVINGS PLAN


Date: June 27, 2003                           /s/ Richard J. Miller
                                              ---------------------------------
                                              Richard J. Miller,
                                              Plan Committee Member